ASLAN Pharmaceuticals Limited

3 Temasek Avenue

Level 18 Centennial Tower

Singapore 039190

April 4, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Alan Campbell

Re:	ASLAN Pharmaceuticals Limited

Registration Statement on Form F-3

File No. 333-270837

Acceleration Request

Requested Date:    Thursday, April 6, 2023

Requested Time:    4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, ASLAN Pharmaceuticals Limited (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-3 to become effective on Thursday, April 6, 2023, at 4:00 P.M. Eastern Time, or as soon thereafter as is practicable, or at such later time as its counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Carlos Ramirez and Edmond Lay of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the above-referenced Registration Statement has been declared effective, please orally confirm that event with Carlos Ramirez of Cooley LLP at (858) 550-6157, or in his absence, Edmond Lay of Cooley LLP at (858) 550-6166. Thank you for your assistance with this matter.

Sincerely, ASLAN Pharmaceuticals Limited

By:	/s/ Carl Firth, Ph.D.
Carl Firth, Ph.D.
Chief Executive Officer

cc:	Kiran Asarpota, ASLAN Pharmaceuticals Limited Carlos Ramirez, Cooley LLP Edmond Lay, Cooley LLP